VIA EDGAR

September 25, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	One & one Green Technologies. INC

Registration Statement on Form F-1, as amended (File No. 333-284375)

Request For Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Cathay Securities, Inc., acting as representative of the underwriters, hereby join One & one Green Technologies. INC in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on September 29, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus dated August 22, 2025, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Cathay Securities, Inc.

By:	/s/ Xiaoyu Li
Name:	Xiaoyu Li
Title:	Chief Executive Officer